Via Facsimile and U.S. Mail
Mail Stop 6010

May 22, 2009

Liu Jiade
Chief Financial Officer
China Life Insurance Company Limited
16 Chaowai Avenue
Chaoyang District
Beijing 100020, China

> **Re: China Life Insurance Company Limited**
> **Form 20-F for the Year Ended December 31, 2008**
> **Filed on April 28, 2009**
> **File No. 001-31914**

Dear Mr. Jiade:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects

Factors Affecting Our Results of Operations

Investments, page 83

1.   You recognized $15.7 million in other-than-temporary impairments of certain equity securities. Please revise your disclosure to explain the related circumstances giving rise to the loss, as well as how those circumstances impact other material investments held.

Critical Accounting Policies

Valuation, page 91

2.   Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

3.   Based on your disclosure on page F-71, it appears management utilizes valuation methodologies to determine the fair value of Level 2 and Level 3 assets. Please revise your disclosure to include the following:

   a.   A general description of the valuation techniques or models you used with regard to your material assets or liabilities. Describe any material changes you made during the reporting period to those techniques or models, why you made them, and, to the extent possible, the quantitative effect of those changes;

   b.   A discussion of the extent to which, and how, you used or considered relevant market indices, for example ABX or CMBX, in applying the techniques or models you used to value your material assets or liabilities. Describe any material adjustments you made during the reporting period to the fair value of your assets or liabilities based on market indices and your reasons for making those adjustments; and

   c.   A discussion of how you validate the techniques or models you use. Discuss whether and how often you calibrate the technique or models to market, back-test, or otherwise validate it.

4.   On page F-71, you disclose that you use independent third party pricing services to assist you in determining fair values. Please revise your disclosure to include the following:
   a.   The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;
   b.   The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
   c.   Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;
   d.   The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs

and/or proprietary models in making valuation judgments and
determinations;

e. Whether the broker quotes are binding or non-binding; and

f. The procedures you performed to validate the prices you obtained to
ensure the fair value determination is consistent with SFAS 157, Fair
Value Measurements, and to ensure that you properly classified your
assets and liabilities in the fair value hierarchy. The current disclosure
simply states that they are subject to validation by management.

5. Please disclose the criteria you used to determine whether the market for a
financial instrument is active or inactive (i.e., illiquid).

Index To Consolidated Financial Statements

Notes to the Consolidated Financial Statements

36 Reconciliation of HKFRS and United States generally accepted accounting principles,
page F-70

6. It appears your consolidation policy on page F-13 may differ from U.S. GAAP.
Please explain to us any differences and why you believe a reconciling item is not
required. Particularly tell us how you considered FIN 46. Refer to your
disclosure on page F-13.

Deferred Taxes and Tax Reversal, page F-70

7. Please provide the disclosures required under paragraphs 20 and 21 of FIN 48.

*   *   *

Please provide us the information requested within 10 business days of the date of
this letter or tell us when you will provide a response prior to the expiration of the 10-day
period. Please furnish a letter with your responses that keys your response to our
comments. Detailed letters greatly facilitate our review. You should furnish the letter on
EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Mary Mast, Senior Accountant, at (202) 551-3613, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant